ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update- Routine announcements from
10 March to 14 April 2009

National Grid plc (“NG”)

8th April 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 52,193 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on Tuesday 7th April at a price of
536.5 pence per share, on behalf of some 3,100 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	23 Ordinary Shares

Steven Holliday	23 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	507,692 Ordinary Shares

Steven Holliday	1,038,514 Ordinary Shares

— —
Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his updated total interest includes a further 319 shares purchased and beneficially owned by his partner.

3 April 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that a total of 3,194,622 shares held in Treasury were transferred to share scheme participants earlier today, due to sharesave scheme maturities. Following the change, National Grid plc’s registered capital from 3 April 2009 consists of 2,581,974,851 ordinary shares, of which 149,942,003 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,432,032,848 shares with voting rights.

The figure of 2,432,032,848 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

1 April 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital as at close of 31 March 2009 consisted of 2,581,974,851 ordinary shares, of which 153,136,625 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,838,226 shares with voting rights.

The figure of 2,428,838,226 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

Monday 30th March 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 250,000 shares held in Treasury were transferred to share scheme trustees, on Friday 27th March 2009 and a further 2,305 shares were transferred to share scheme participants earlier today. Following these changes, National Grid plc’s registered capital from 30 March 2009 consists of 2,581,974,851 ordinary shares, of which 153,136,625 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,838,226 shares with voting rights.

The figure of 2,428,838,226 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

24 March 2009

National Grid plc (‘National Grid’)

Directors’ Interests

—

Maria Richter, Non-Executive Director, has notified the Company that, earlier today, her husband sold £50,000 of National Grid plc 6.125% Instruments due April 2014, at 100.168%.

Her interest in National Grid plc ordinary shares remains unchanged.

Contact: P Higgins, Assistant Secretary

0207 004 3228

17th March 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 14,084 shares held in Treasury were transferred to share scheme participants, earlier today, on 17th March 2009. Following this change, National Grid plc’s registered capital from 17 March 2009 consists of 2,581,974,851 ordinary shares, of which 153,388,930 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,585,921 shares with voting rights.

The figure of 2,428,585,921 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

10th March 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 51,412 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Monday 9th March at a price of
555 pence per share, on behalf of some 3,100 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	23 Ordinary Shares

Steven Holliday	23 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	507,350 Ordinary Shares

Steven Holliday	1,038,491 Ordinary Shares

— —
Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 23 shares purchased by the SIP Trustee for his partner.